PAR Technology Corporation
8383 Seneca Turnpike
New Hartford, NY 13413

May 9, 2023

Mr. Savneet Singh
c/o PAR Technology Corporation
8383 Seneca Turnpike
New Hartford, NY 13413

Re: Amended and Restated Employment Letter: Service as Chief Executive Officer (the "Letter")

Dear Savneet:

We are pleased to present you with revised terms of employment in connection with the continuation of your service as Chief Executive Officer ("CEO") and President of PAR Technology Corporation (the "Company"). You will continue to report to the Company's Board of Directors (the "Board").

As the CEO of the Company, you will continue to perform those duties and shall have such authority, duties, and responsibilities customarily consistent with, and incident to, the offices of Chief Executive Officer and President, and you shall perform such additional duties and shall have such additional authority and responsibilities as the Board may prescribe. Your principal office will be located in New Hartford, New York, provided that you understand and agree that you will be required to travel to properly fulfill your employment duties and responsibilities.

You will devote all of your business time, energy, business judgment, knowledge and skill and your best efforts to the performance of your duties with the Company, provided that the foregoing shall not prevent you from (a) serving as a director of a public or private company pursuant to the Company's Corporate Governance Guidelines (February 2022, as the same may be amended or restated from time to time), (b) continuing to serve as a partner of CoVenture, LLC, (c) participating in charitable, civic, educational, professional, community or industry affairs, and (d) managing your passive investments so long as, in the reasonable discretion and good faith of the Board, the activities described in clauses (a) – (d), individually or in the aggregate, do not interfere or conflict with your duties and responsibilities to the Company or create a potential business or fiduciary conflict.

You will also continue to serve as a director of the Company until the 2023 annual meeting of shareholders and until your successor is duly elected and qualified. You understand that you are not eligible to be compensated as a non-employee director while serving as the CEO.

The terms of this Letter also include the Non-Disclosure; Non-Competition; Non-Solicitation Agreement dated February 27, 2020, attached to this Letter as Exhibit A (the "NDA"), which forms a part of this Letter.

1. Term. The term of your employment with the Company will continue until terminated by you or the Company as provided in this Letter.

2. Base Salary. Your annual base salary is $620,000, less applicable tax withholding and deductions as required or permitted by law, payable in accordance with the Company's regular payroll. Your base salary shall be subject to review by the Compensation Committee of the Board (the "Committee") from time to time, but no less than annually, and may be adjusted from time to time in the Committee's sole discretion but shall not in any year be reduced below your then annual base salary.

3. Short Term Incentive (STI). Beginning with the Company's fiscal year ending on December 31, 2023 ("FY 2023") and for subsequent fiscal years while you continue to serve as CEO of the Company, you will participate in the Company's short-term incentive plan as in effect from time to time for executive officers ("STI Plan"). Pursuant to the STI Plan you will have the opportunity to earn, on an annual basis, a cash bonus subject to the achievement of performance targets established by the Committee for the applicable fiscal year. Your annual STI bonus maximum payout for FY 2023 is 200% of your earned base salary earned in FY 2023. Annual STI bonus targets and associated payments, if any, for subsequent fiscal years will be established by the Committee. Any annual STI bonus earned for a completed fiscal year will be paid in the immediately following fiscal year at the same time annual STI bonuses are paid to other executive officers of the Company, subject to your continued employment with the Company through the date of payment. All STI bonus payments, if any, are subject to the Committee's certification as to the satisfaction of the performance targets for the applicable fiscal year.

4. Long-Term Incentive ("LTI"). Beginning with FY 2023 and for subsequent fiscal years while you continue to serve as CEO of the Company, you will participate in the Company's long-term incentive plan as in effect from time to time for executive officers and receive periodic equity awards as determined by the Committee ("LTI Awards").

Your FY 2023 LTI Award will be (a) 72,585 time-vesting restricted stock units ("RSUs") and (b) 108,877 performance-vesting restricted stock units ("Performance RSUs"), with each restricted stock unit representing the right to receive one share of Company common stock upon vesting. Subject to your continued service with the Company through and including the applicable vesting date, the RSUs will vest annually, in equal installments of 1/3rd each, on March 1, 2024, March 1, 2025, and March 1, 2026, and the Performance RSUs will vest annually, in equal installments of 1/3rd each, subject to the achievement of the performance targets, including the percentage of achievement, applicable to each 12-month performance period ending on December 31, 2023, 2024 and 2025, and vesting of the Performance RSUs linked to a completed performance period, to the extent of achievement, shall be on the first day of the last month of the fiscal quarter in which the Committee shall have certified performance. Your FY 2023 LTI Award will be granted to you within an administratively reasonable period of time following the Effective Date of this Letter.

LTI Awards will be granted under the Amended and Restated PAR Technology Corporation 2015 Equity Incentive Plan (as the same may be amended or restated from time to time, or its successor (the "Plan")) and will be subject to the terms and conditions of the Company's standard form of restricted stock unit agreement then in effect, as adjusted to reflect the terms of this Letter. You shall make arrangements satisfactory to the Company to satisfy any and all tax withholding obligations and other deductions as required or permitted by law arising from an LTI Award.

5. Change of Control. Upon the consummation of a Change of Control (as defined in the Plan):

(a) Unvested Performance-Vesting Equity (as defined in Section 8(b)(v)) that would have become vested at the end of the performance period in which the Change of Control is consummated ("Current (CIC) Performance Period"), shall be converted to Unvested Time-Vesting Equity (as defined in Section 8(b)(iv)) based on the *greater of*: (i) performance achievement at target (by way of example, the target for the Performance RSUs granted pursuant to the FY 2023 LTI Award is the Company's Cumulative TSR at the 50th percentile of the Russell 2000 Technology Index) or (ii) actual performance achievement as calculated immediately prior to the effective date of the Change of Control, or, if greater, (iii) as otherwise determined by the Company's Board of Directors giving consideration to, among other things, the terms of the Change of Control transaction and shall vest, subject to termination of your employment without Cause or for Good Reason during a Change of Control Protection Period as contemplated by Section 8(c) and subject to the provisions of Section 8(c)(iv), consistent with the vesting schedule of the Unvested Time-Vesting Equity granted to you on the same date as such Unvested Performance-Vesting Equity; and

(b) for performance period(s) (if any) following the Current (CIC) Performance Period, your outstanding Unvested Performance-Vesting Equity granted with respect to each such subsequent performance period shall be converted to Unvested Time-Vesting Equity at target and shall vest, subject to termination of your employment without Cause or for Good Reason during a Change of Control Protection Period as contemplated by Section 8(c) and subject to the provisions of Section 8(c)(iv), consistent with the vesting schedule of the Unvested Time-Vesting Equity granted to you on the same date as such Unvested Performance-Vesting Equity.

6. Employee Benefits. Subject to satisfaction of any applicable eligibility requirements, you will continue to be eligible to participate in any employee benefit plan that the Company has adopted or may adopt, maintain, or contribute to for the benefit of its executive officers, which includes health insurance, LTD/ADD/life insurance, and 401(k). You will participate in the Company's flexible time-off policy. You will be reimbursed for reasonable expenses incurred by you in the course of performing your duties and responsibilities as CEO in accordance with the Company's business expense reimbursement policy. The Company reserves the right to amend, modify or terminate any of its benefit plans, policies, or programs at any time and for any reason.

In addition, subject to your cooperation in the underwriting process and eligibility for a policy with commercially reasonable terms, the Company shall procure and pay the premiums during the term of your employment as CEO of the Company for an individual term life insurance policy on your life providing for death benefits in the amount of $5 million. You shall be entitled to designate the beneficiary under such policy in your sole discretion.

The Company shall also pay up to $15,000 for an annual executive-level physical and diagnostic medical examination at a medical institution of your choosing.

The Company shall also, subject to your cooperation in the underwriting process and eligibility for a policy with commercially reasonable terms, procure and pay the premiums during the term of your employment with the Company a supplemental individual long-term disability policy which shall replace (in coordination with any other disability benefits provided by the Company) at least 60% of your then base salary in the event a physical or mental disability prevents you from performing your own occupation. The amount of any premiums paid by the Company with respect to such policies shall be taxable income to you as applicable under the Internal Revenue Code of 1986, as amended (the "Code'). Such policies shall be in addition to the other benefits provided to you by the Company, and shall be portable by you in the event of your termination of employment with the Company.

7. Termination. Your employment shall terminate on the first of the following to occur:

(a) Good Reason. Upon not less than 30 days' prior written notice by you to the Company of a termination for Good Reason. "Good Reason" shall mean any of the following circumstances to which you have not consented, which are not substantially cured by the Company within 30 days following written notification from you to the Company as required below: (i) the required relocation of your primary work location outside of either the Central New York Region, Austin, Texas, or Toronto, Canada; (ii) the diminution (other than temporarily while physically or mentally incapacitated or as required by applicable law) in your title, duties, authorities or responsibilities, excluding immaterial diminutions not taken in bad faith; or (iii) the Company's breach of its material obligations to you under this Letter. You will provide the Company with a written notice detailing the specific circumstances alleged to constitute Good Reason within 30 days after you first know, or with the exercise of reasonable diligence would have known, of the occurrence of such circumstances, and you must actually terminate employment within 30 days following the expiration of the Company's cure period as set forth above if the Company has failed to substantially cure the alleged breach. Otherwise, any claim of such circumstances as "Good Reason" shall be deemed irrevocably waived by you.

(b) Death. Automatically on the date of your death.

(c) Disability. Upon 5 days' prior written notice by the Company to you of a termination due to Disability. For purposes of this Letter, "Disability" shall mean, a determination by the Board that you have been unable to substantially perform your duties on account of a physical or mental illness, injury, or impairment for a period of no less than 180 days.

(d) Cause. Immediately, upon written notice by the Company to you of a termination for Cause. "Cause" shall mean: (i) your willful refusal or material failure to perform your job duties and responsibilities (other than by reason of your serious physical or mental illness, injury, or medical condition); (ii) your willful refusal or failure to comply in any material respect with (A) Company policies; or (B) lawful directives of the Board; (iii) your material breach of any contract or agreement between you and the Company (including but not limited to this Letter and any incentive equity or restrictive covenants agreement(s) (or similar agreement between you and the Company, including the NDA); (iv) your material breach of any statutory duty, fiduciary duty or any other obligation that you owe to the Company; (v) your commission of an act of fraud, theft, embezzlement, or other unlawful act

against the Company or involving its property or assets (including, without limitation, its products); (vi) your violation of Federal or state securities laws; (vii) your engaging in unprofessional, unethical or other acts that materially discredit the Company or are materially detrimental to the reputation, character or good standing of the Company, its property or assets (including, without limitation, its products); and (viii) your indictment or conviction or plea of nolo contendere or guilty plea with respect to any felony or crime of moral turpitude. In the event the Board determines to terminate your employment for Cause, you shall be given written notice of such determination and a period of 30 days following your receipt of such notice to cure such "for Cause" event to the reasonable satisfaction of the Board. Notwithstanding anything to the contrary contained herein, your right to cure shall not apply if there are habitual breaches by you or if the Board determines, in its reasonable discretion, that the "for Cause" event is not susceptible to cure. For avoidance of doubt, an act or omission made by you in good faith for the sole purpose of advancing the interests of the Company and in compliance with applicable law shall not provide the basis for a "for Cause" termination.

(e) Without Cause. Immediately upon written notice by the Company to you of an involuntary termination without Cause (other than for death or Disability).

(f) Without Good Reason. Upon 60 days' prior written notice by you to the Company of your voluntary termination of employment without Good Reason (which the Company may, in its sole discretion, make effective earlier than completion of the 60-day notice period).

8. Consequence of Termination.

(a) General. In the event of the termination of your employment for any reason, you shall be entitled to the following payments and benefits (with the amount due under Section 8(a)(i), to be paid within 60 days following termination of your employment, or such earlier date as may be required by applicable law), which collectively shall be referred to as the "Accrued Benefits".

(i) any base salary accrued but unpaid through the date of termination;

(ii) any unpaid business expenses incurred by you in the course of conducting the Company's business and in accordance with the Company's business expense reimbursement policy; and

(iii) any nonforfeitable benefits payable to you under the terms of any welfare benefit plans or retirement benefit plans maintained by the Company, whether or not subject to ERISA, payable in accordance with the terms of the applicable plan.

Any amounts payable under this Section 8 in addition to the Accrued Benefits shall be subject to the requirements of Section 9 and Section 10 below.

(b) Termination Without Cause & Termination for Good Reason. If your employment is terminated by the Company other than for Cause (but not including due to death or Disability) or terminated by you for Good Reason (including the Company's right to cure), the Company shall pay or provide you with the Accrued Benefits. In addition to the Accrued Benefits:

(i) the Company will pay you any STI bonus earned but unpaid with respect to a fiscal year ended ("Completed STI Payment"), payable as provided in Section 3 (without regard to any continued employment requirement);

(ii) the Company will pay you the annual STI bonus that you would have earned for the fiscal year in which your employment was terminated (if you had remained employed for the entire year), which shall be payable as provided in Section 3 (without regard to any continued employment requirement);

(iii) the Company will pay you a series of semi-monthly severance payments for 15 months, each in an amount equal to one-twenty fourth ($1/24^{th}$) of your base salary in effect on the date of your termination, to be paid in accordance with the Company's normal payroll practices;

(iv) any unvested time-vesting equity awards granted to you, including unvested RSUs, restricted stock, and stock options (collectively, "Unvested Time-Vesting Equity"), that would have become vested had you remained employed as the Company's CEO for the 15-months following termination of your employment shall vest; and, in the case of the vested portion of any such stock options, such vested portion may be exercised at any time within three (3) months following the termination date of your employment;

(v) in the case of unvested performance-vesting equity awards granted to you, including unvested Performance RSUs, restricted stock, and stock options (collectively, "Unvested Performance-Vesting Equity") that:

(A) would have become vested at the end of the performance period in which your employment was terminated had you remained employed as the Company's CEO for the 15-months following termination of your employment ("Current Performance Period"), shall vest on the vesting date that such Unvested Performance-Vesting Equity would have vested, but for the termination of your employment, based on *the greater* of (1) performance achievement at target (by way of example, the target for the Performance RSUs granted pursuant to the FY 2023 LTI Award is the Company's Cumulative TSR at the 50th percentile of the Russell 2000 Technology Index) and (2) actual performance achievement; and

(B) would have become vested at the end of a performance period that ends during the period ending 15-months following termination of your employment, shall vest on the vesting date that such Unvested Performance-Vesting Equity would have vested, but for the termination of your employment, based on performance achievement at target; and

(vi) the Company will pay you the amount of all premiums for continued coverage under any group health plan maintained by the Company in which you and any dependents participated at the time of your termination for up to the end of the fifteenth (15th) full calendar month following your termination of employment, provided that you timely elect to receive continuation coverage under Section 4980B of the Code.

(c) Termination Without Cause & Termination for Good Reason During a Change of Control Protection Period. If both (1) your employment is terminated by the Company not for Cause (but not including due to death or Disability) or terminated by you for Good Reason (including the Company's right to cure) and (2) such termination occurs during a Change of Control Protection Period (as herein defined), the Company shall pay or provide you with the Accrued Benefits. In addition to the Accrued Benefits:

(i) the Company will pay you the Completed STI Payment, payable as provided in Section 3 (without regard to any continued employment requirement);

(ii) the Company will pay you the annual STI bonus that you would have earned for the fiscal year in which your employment was terminated (if you had remained employed for the entire year), which shall be payable as provided in Section 3 (without regard to any continued employment requirement);

(iii) the Company will pay you a series of semi-monthly severance payments for 18 months, each in an amount equal to one-twenty fourth ($1/24^{th}$) of your base salary in effect on the date of your termination, to be paid in accordance with the Company's normal payroll practices;

(iv) your Unvested Time-Vesting Equity shall become 100% vested; and, in the case of the vested portion of any such stock options, such vested portion may be exercised at any time within three (3) months following the termination date of your employment; and

(v) the Company will pay you the amount of all premiums for continued coverage under any group health plan maintained by the Company in which you and any dependents participated at the time of your termination for up to the end of the eighteenth (18th) full calendar month following your termination of employment, provided that you timely elect to receive continuation coverage under Section 4980B of the Code.

For purposes of this Letter, the term "Change of Control Protection Period" shall mean the period beginning the third month immediately before and ending the 13th month immediately following the effective date of a Change of Control.

Notwithstanding anything to the contrary contained in the Plan, to the extent that, upon a Change of Control, any of the payments and benefits provided for under the Plan or any other agreement or arrangement between the Company and you (collectively, the "Payments") would constitute a "parachute payment" within the meaning of Section 280G of the Code (a "Parachute Payment"), as determined by an independent accountant or tax advisor ("Independent Tax Advisor") selected by the Company, then, if and solely to the extent that reducing the benefits payable hereunder would result in you receiving a greater amount, on an after-tax basis, taking into account any excise taxes payable under Section 4999 of the Code and all applicable income, employment and other taxes payable on such amounts, the amounts payable hereunder shall be reduced or eliminated, as the case may be, so that the total amount of Parachute Payments received by you do not exceed the amount that would result in no portion of the Payments being treated as an excess parachute payment pursuant to Section 280G of the Code. Any reduction in the amount of compensation or benefits effected pursuant to this paragraph shall first come, in order and, in each case, solely to the extent necessary, from any cash severance benefits payable to you,

then from any other payments which are treated in their entirety as Parachute Payments and then from any other Parachute Payments payable to you, as determined by the Independent Tax Advisor.

(d) Death or Disability. In the event your employment is terminated on account of your death or Disability, the Company shall pay to you or your estate, as applicable, the Accrued Benefits. In addition to the Accrued Benefits:

(i) the Company will pay you the Completed STI Payment, payable as provided in Section 3 (without regard to any continued employment requirement);

(ii) the Company will pay you the pro-rated portion of the annual STI bonus that you would have earned for the fiscal year in which your employment was terminated (if you had remained employed for the entire year), based on the number of days in such year that had elapsed as of the termination date of your employment, which shall be payable as provided in Section 3 (without regard to any continued employment requirement);

(iii) you will be entitled to a pro-rated portion of your Unvested Time-Vesting Equity, based on the number of days that had elapsed in the vesting period in which your employment was terminated compared to the total number of days in the applicable vesting period(s); and, in the case of the portion of any stock options vested as of the date of your death or Disability, such vested portion may be exercised at any time within 12 months following such date; and

(iv) you will be entitled to a portion of your Unvested Performance-Vesting Equity that would have become vested at the end of the performance period in which your employment was terminated, based on (a) actual performance achievement during the performance period in which your employment was terminated and (b) the number of days in the performance period that had elapsed as of the termination date of your employment, which shall vest on the vesting date that the Unvested Performance-Vesting Equity would have vested, but for the termination of your employment, and if the performance period has already ended prior to your termination of employment, you shall vest in such LTI Award based on the actual performance achievement for that completed performance period.

(e) Termination for Cause or Voluntary Termination or Resignation without Good Reason. If your employment is terminated by the Company for Cause, (i) the Company shall pay or provide you with the Accrued Benefits, and (ii) all unexercised stock options and Unvested Time-Vesting Equity and Unvested Performance-Vesting Equity shall be immediately forfeited. If your employment is terminated by you other than for Good Reason, (i) the Company shall pay or provide you with the Accrued Benefits, and (ii) all Unvested Time-Vesting Equity and Unvested Performance-Vesting Equity shall be immediately forfeited.

9. Conditions to Receipt of Separation Payments or Benefits. The Company's payment or provision of benefits beyond the Accrued Benefits under Section 8 is subject to the Company's receipt of your fully executed and effective Release (in accordance with Section 10) and your continued compliance with the NDA and any additional post-employment covenants set forth in this Letter and/or in the Release. To the extent that any amounts payable under Section 8 constitute "non-qualified deferred compensation" for purposes of Section 409A of the Code, any such payment scheduled to occur during the first 6 months following such termination shall not be paid until the expiration of 6 months following

such termination and shall include payment of any amount that was otherwise scheduled to be paid prior thereto.

You acknowledge that certain matters in which you are or will be involved during your employment may necessitate your cooperation in the future. Accordingly, following the termination of your employment for any reason, to the extent reasonably requested by the Board, you agree that you shall cooperate with the Company in connection with matters arising out of your employment with the Company; provided that the Company shall make reasonable efforts to minimize disruption of your other activities. The Company shall reimburse you for reasonable expenses incurred in connection with such cooperation.

10. Release. Any and all amounts payable and benefits or additional rights provided pursuant to this Letter in connection with the termination of your employment beyond the Accrued Benefits shall only be payable or provided if you deliver a fully executed and effective release of claims in favor of the Company, in a form satisfactory to the Company ("Release"). The Release will be deemed "effective" when it is no longer subject to revocation by you, if applicable.

11. Attorney's Fees. The Company will reimburse you for reasonable legal fees incurred in connection with your review and negotiation of this Letter, in a sum not to exceed $20,000. Such reimbursement will be paid to you after your submission of reasonable documentation of your expenses.

12. Additional Provisions.

(a) This Letter does not represent any guarantee of employment for any period, subject to the terms of this Letter, the Company may terminate your employment at any time, with or without notice, for any reason or no reason.

(b) This Letter and those documents expressly referred to herein (including the NDA) embody the complete agreement and understanding between you and the Company with respect to the subject matter herein and supersede and preempt any prior understandings, agreements (including your employment letter dated February 27, 2020, as amended February 16, 2021 and March 16, 2022 (as amended the "Prior Agreement"); provided that, the terms and conditions of your participation in the STI Plan for the Company's fiscal year ended December 31, 2022 (FY 2022) and the payment of your STI bonus for FY 2022 thereunder and any LTI Awards granted to you under the Prior Agreement or otherwise are unchanged by this Letter), or representations by and between you and the Company, written or oral, which may have related to the subject matter hereof in any way.

(c) All forms of compensation paid to you as an employee shall be less applicable tax withholdings and deductions as required or permitted by law. All awards of equity, if any, will be subject to the approval of the Committee consistent with this Letter.

(d) This Letter shall be binding upon and inure to the benefit of and be enforceable by the Company's successors and assigns and, except as expressly provided in this Letter, no term or provision of this Letter is intended to be, or shall be, for the benefit of any person other than the Company and you. The provisions of this Letter shall be deemed severable. The invalidity or unenforceability of any provision of this Letter in any jurisdiction shall not affect the validity, legality or enforceability of the

PAR Technology Corporation
8383 Seneca Turnpike
New Hartford, NY 13413

Exhibit A

Non-Disclosure; Non-Competition; Non-Solicitation Agreement
(February 27, 2020)

PAR Technology Corporation
8383 Seneca Turnpike
New Hartford, NY 13413

remainder of this Letter in such jurisdiction or the validity, legality or enforceability of any provision of this Letter in any other jurisdiction, it being intended that all rights and obligations of the Company and you hereunder shall be enforceable to the fullest extent permitted by applicable law. For purposes of this Letter, the words "include," "includes" and "including" shall be deemed to be followed by the words "without limitation".

(e) The validity, interpretation, construction and performance of this Letter, and all acts and transactions pursuant hereto and the rights and obligations of you and the Company hereunder shall be governed, construed, and interpreted in accordance with the laws of the State of New York, without giving effect to principles of conflicts of law.

If you agree with the terms and conditions of this Letter, please evidence your agreement by counter-signing and dating this Letter in the space indicated and return it to me. Your signature will acknowledge that you have read and understand and agree to the terms and conditions of this Letter. This Letter shall be effective on the date of your counter-signature on this Letter ("Effective Date").

Feel free to contact me if you have questions or if you need any additional information.

Sincerely,

By: ______________________
Name and
Title: Bryan A. Menar, Chief Financial Officer

Accepted and Agreed to:

____
Savneet Singh

Dated: 5/9/23